[Letterhead of Cadwalader, Wickersham & Taft LLP]

May 14, 2007

John Stickel, Esq.
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:   Morgan Stanley ABS Capital I Inc. Trust 2006-NC3,
      Form 10-K for the fiscal year ended December 31, 2006
      Filed April 2, 2007, File No. 333-130694-01

Dear Mr. Stickel:

We are acting as special counsel to Morgan Stanley ABS Capital I Inc., the registrant (the "Registrant") relating to the Form 10-K filing (File No. 333-130694-01) referenced above. We have reviewed your letter dated May 8, 2007 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Form 10-K filing, and we have discussed the comments with representatives of the Registrant. The following are the Registrant's responses to the Staff's comments. The Registrant has submitted today an amended Form 10-K, which, as indicated below, implements changes requested by the Staff in the Comment Letter. The paragraph numbers of this letter correspond to the numbered paragraphs in the Comment Letter, a copy of which is attached to this letter.

With respect to the Comment Letter, the Registrant has instructed us to advise you as follows:

1. The Servicer assessment of compliance and related accountant's attestation report of Wells Fargo Bank, N.A. required under Items 1122 is being filed today with the amended Form 10-K. In order to determine whether a servicer serviced more than 5% of a pool, the Registrant used a loan data tape that was generated on the date in which marketing of the securities commenced. It appears that loans were added to the final pool for the 2006-NC3 transaction after the marketing date so that approximately 6% of the loans in the pool on the closing date were being serviced by Wells Fargo. The Registrant has verified that this error has not occurred in connection with the Form 10-K filings of the other issuing entities formed by the Registrant. The Registrant has revised procedures for future Form 10-K filings so that closing date loan tapes will be used to determine whether a servicer is servicing more than 5% of a pool.

2. The Staff's requested changes has been made to the Form 10-K signature block and the Section 302 certification.

3. The Registrant confirms that it shall make the changes identified by the Staff in future filings.

4.    The Staff's requested change has been made.

5. The HomEq Servicing Corporation ("HomEq") Item 1122 assessment of compliance with servicing criteria covers Item 1122(d)(2)(iii), and the
      Item 1122 assessment of compliance with servicing criteria of HomEq's vendor, ZC Real Estate Tax Solutions Limited, covers Items 1122(d)(4)(xi) and (d)(4)(xii). These Item 1122 reports were filed as Exhibit 33.1 to the Form 10-K.

We are hopeful that the responses outlined in this letter satisfactorily address the Staff's comments.

If you have any questions regarding the foregoing responses, please call me at
(212) 504-6825.

Very truly yours,


/s/ Michael S. Gambro

Michael S. Gambro

cc:   James Y. Lee, Esq.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 2O349

[SEC SEAL]

                                                                     May 8, 2007

Via Fax and U.S. Mail

Steven Shapiro
Vice President
Morgan Stanley ABS Capital I Inc.
1585 Broadway
New York, NY 10036

Re:   Morgan Stanley ABS Capital I Inc. Trust 2006-NC3
      Form 10-K for the fiscal year ended December 31, 2006
      Filed April 2, 2007
      File No. 333-130694-01

Dear  Mr. Shapiro,

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

      1. We note that while Wells Fargo Bank, N.A. is listed as a servicer, its report on assessment of compliance with servicing criteria was not included as an exhibit. Please either provide the report pursuant to Item 1122(a) of Regulation AB or provide disclosure in the Form 10-K pursuant to Item 1122(c)(2). To the extent that the report was not included in reliance on Instruction 2 to Item 1122 because Wells Fargo Bank's activities relate only to 5% or less of the pool assets, please advise us of this in your response, as it appears from the disclosure in your 424B5 that it may service up to 10% of the mortgage loans.

Signatures

      2. We note that the depositor has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Steven Shapiro is the senior officer in charge of the servicing function. See General Instruction J(3) to Form 10-K, Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

      3. Also, either amend any other 10-Ks for similar entities for which the signature identifications does not identify the signer as senior officer in charge of the servicing function or confirm in writing that such changes will be made in future filings.

Exhibit 31 - Section 302 Certification

      4. Please revise your certification to include the exact language set forth in Item 60l(b)(3l)(ii) of Regulation S-K In this regard, please revise the last statement in paragraph 4 to state that the servicers have fulfilled their obligations under the servicing agreements "in all material respects."

Exhibit 31.1 - Report on Assessment of Compliance with Servicing Criteria

      5. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(4)(xi), d(4)(xii), and
            (d)(2)(iii) were deemed not applicable.

                                    ** ** **

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may call me at (202) 551-3750.

                                                  Sincerely,


                                                  /s/ Max A. Webb

                                                  Max A. Webb
                                                  Assistant Director